Filed by Gas Natural SDG, S.A. pursuant to

Rule 425 of the Securities Act of 1933

Subject Company: Endesa, S.A.

Commission File No.: 005-80961

In connection with the offer by Gas Natural SDG, S.A. (Gas Natural) to acquire 100% of the share capital of Endesa, S.A. (Endesa), Gas Natural has filed with the United States Securities and Exchange Commission (SEC) a registration statement on Form F-4 (File No.: 333-132076), which includes a prospectus and related exchange offer materials to register the Gas Natural ordinary shares (including Gas Natural ordinary shares represented by Gas Natural American Depositary Shares (ADSs)) to be issued in exchange for Endesa ordinary shares held by U.S. persons and for Endesa ADSs held by holders wherever located. In addition, Gas Natural has filed a Statement on Schedule TO with the SEC in respect of the exchange offer. INVESTORS AND HOLDERS OF ENDESA SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROSPECTUS, THE STATEMENT ON SCHEDULE TO, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement, the prospectus and related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed with the SEC, at the SEC’s website at www.sec.gov. The prospectus and other transaction-related documents are being mailed to holders of Endesa securities eligible to participate in the U.S. offer and additional copies may be obtained for free from Georgeson Shareholder Communications, Inc., the information agent: 17 State Street, 10th Floor, New York, New York 10004, Toll Free (888) 206-0860, Banks and Brokers (212) 440-9800.

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy securities or a solicitation of any vote or approval, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The solicitation of offers to buy Gas Natural ordinary shares (including Gas Natural ordinary shares represented by Gas Natural ADSs) in the United States will only be made pursuant to a prospectus and related offering materials that will be mailed to holders of Endesa ADSs and U.S. holders of Endesa ordinary shares. Investors in ordinary shares of Endesa should not subscribe for any Gas Natural ordinary shares to be issued in the offer to be made by Gas Natural in Spain except on the basis of the final approved and published offer document in Spain that will contain information equivalent to that of a prospectus pursuant to Directive 2003/71/EC and Regulation (EC) No. 809/2004.

These materials may contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements may relate to, among other things:

•	management strategies;

•	synergies and cost savings;

•	integration of the businesses;

•	market position;

•	expected gas and electricity mix and volume increases;

•	planned asset disposals and capital expenditures;

•	net debt levels and EBITDA and earnings per share growth;

•	dividend policy; and

•	timing and benefits of the offer and the combined company.

These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements, including, but not limited to, changes in regulation, the natural gas and electricity industries and economic conditions; the ability to integrate the businesses; obtaining any applicable governmental approvals and complying with any conditions related thereto; costs relating to the offer and the integration; litigation; and the effects of competition.

Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.

These statements reflect our current expectations. In light of the many risks and uncertainties surrounding these industries and the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

This communication is not for publication, release or distribution in or into or from Australia, Canada or Japan or any other jurisdiction where it would otherwise be prohibited.

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The following is a translation of a Spanish language press release issued by Gas Natural SDG, S.A. on April 7, 2006.

Communications Management

This is a translation of a Spanish language press release.

In case of discrepancies, the Spanish version will prevail.

GAS NATURAL AND REPSOL YPF SIGN A FRAMEWORK AGREEMENT TO DEVELOP AN LNG MACRO PROJECT IN NIGERIA

•	The agreement sets out the conditions for the future construction and operation of an LNG plant with 10 bcm capacity.

GAS NATURAL and Repsol YPF, through its joint venture for the international liquid natural gas (LNG) business, signed with the Government of Nigeria a framework agreement for the future development of a major liquid natural gas (LNG) project in that country.

The agreement sets out the conditions for the future construction and operation of an LNG liquefaction plant in Nigeria, with initial capacity of about seven million tons annually, equivalent to approximately 10 bcm of gas natural, and for the acquisition and development of gas reserves to supply the plant. This initiative will help ensure the long-term supply of gas.

This is one of the most important agreements signed by a Spanish company in the field of LNG, due to the volume of gas in consideration and the strategic location of the future plant with respect to the gas markets of the Atlantic and Mediterranean Basins.

The Minister of State for Petroleum Resources of the Federal Republic of Nigeria, Edmund Daukoru, and the managing director (consejero delegado) of Repsol-Gas Natural LONG, Stream, Carlos Torralba, signed the agreement, after negotiations in recent months between the management of Stream and the highest government authorities of the Federal Republic of Nigeria, which began after the visit to Spain by the President of Nigeria, H.E. Olusegun Obasanjo, last September.

Stream, one of the premier LNG companies in the world

Stream is a joint venture between Repsol YPF and GAS NATURAL, placed in operation to develop the LNG international business, positioned between the three largest LNG operators in the world, according to signed LNG agreements.

Up to now, Gas Natural has been the largest purchaser of LNG and Repsol YPF a large importer of crude from Nigeria. Following the agreement, both companies make another step forward in relations with that country to position themselves as long-term investors in Nigeria, as some of the major international energy companies have already done, which have wagered on that country as having the best future in hydrocarbon supply.

The signing of this agreement means the confirmation of positive results of efforts made by the Nigerian government to give transparency to the country’s economy and strengthen its stability, creating favorable conditions for attracting international investment to Nigeria.

Barcelona, April 7, 2006.